

April 14, 2017

<u>Via Email</u>
Mr. Hakeem Balogun
Charge d'Affaires, a.i.
Embassy of The Federal Republic of Nigeria
3519 International Court, NW
Washington, DC 20008

> **Re:** **The Federal Republic of Nigeria**
> **Registration Statement under Schedule B**
> **Filed March 20, 2017**
> **File No. 333-216840**

Dear Mr. Balogun:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement under Schedule B</u>

<u>General</u>

1. To the extent possible, please update all statistics and information in the registration statement to provide the most recent data. For example, please update or revise the following information:

    - The current status of an advisory counsel and a special court for corruption as disclosed on page 22;
    - The closure of Abuja's Nnamdi Azikwe International Airport from March 8, 2017 to April 19, 2017 on page 24;
    - The description of the 2017 Article IV consultation on page 57;

- The 2015 data in the chart on page 89 that is described as provisional;
- Missing or repressed data in the charts on pages 130, 132, and 133;
- Your reference to December 31, 2015, rather than December 31, 2016 under Significant Change on page 240; and
- Debt tables and supplementary information.

Presentation of Economic and Other Information, page v

2. Please remove the disclaimer about third party data, which indicates that it is reliable "so far as [Nigeria] is aware." Further, to the extent that Nigeria does not believe that certain data are accurate, the Republic should not include that disclosure in the registration statement.

Overview, page 2

3. In the description of collective action securities, briefly identify the types of payment provisions that may be amended.

Risk Factors, page 19

Nigeria's political, economic and social stability has and will continue to be adversely affected, page 21

4. Please revise your disclosure to clarify what Sharia law is, including a discussion of any important differences and effects it has compared to the law of other states.

5. We note news reports related to landmines laid by Boko Haram and UN assistance with this issue. Here or elsewhere, describe this challenge and the UN's efforts to date.

Health risks could adversely affect Nigeria's economy, page 32

6. We note news articles discussing Nigeria launching a vaccination campaign. Here or elsewhere, please discuss the risk of a meningitis outbreak.

Political System, page 39

7. Please revise to briefly describe the bills before the Senate or House of Representatives to amend the Constitution.

Legal Proceedings, page 52

8. Please revise to discuss your plans for the judgment issued in favor of LR Avionics.

China Relations, page 56

9. We note recent news articles indicate that the Peoples Republic of China will lend
    Nigeria $4.5 billion for agricultural purposes. Please provide detail on this relationship.

Membership of International Regional Organizations, page 57

10. Please discuss any material findings from the WTO Trade Policy Review Body's review.

Reserves and Exploration, page 70

11. We note the reference to OPEC's Annual Statistical Bulletin as the source of estimates
    relating to Nigeria's proven crude oil reserves.   Please expand the discussion to provide a
    brief description of the assumptions used in preparing the estimates indicating whether
    the reserves:

    - include both developed and undeveloped volumes;
    - are economically recoverable at current prices, at forecasted future prices, or are
      solely technical volumes unrelated to economic considerations;
    - are representative of the Federal Republic Nigeria's economic interest or are the
      total volumes without regard to the direct economic benefit of the Federal
      Republic of Nigeria; and
    - are comparable to estimates prepared using standards such as the U.S. Securities
      and Exchange Commission's definitions under Rule 4-10(a) of Regulation S-X or
      the Society of Petroleum Engineers/World Petroleum Council/American
      Association of Petroleum Geologists/Society of Petroleum Evaluation Engineers
      Petroleum Resources Management System.

12. Please discuss whether Nigeria has independently determined the amount of proved crude
    oil reserves it holds.

13. Please clarify what a "potential resource" is and describe the uncertainty relating to such
    estimates.

Natural Gas, page 78

14. We note reference to the Ministry of Petroleum Resources as the source of estimates
    relating to Nigeria's natural gas reserves. Please expand the discussion to provide a brief
    description of the assumptions used in preparing the estimates indicating whether the
    reserves:

    - include proved, probable, and possible reserve categories;
    - include both developed and undeveloped volumes;
    - represent marketable volumes which generate sales revenues;

- are economically recoverable at current prices, at forecasted future prices, or are solely technical volumes unrelated to economic considerations;
- are representative of the Federal Republic Nigeria's economic interest or are the total volumes without regard to the direct economic benefit of the Federal Republic of Nigeria; and
- are comparable to estimates prepared using standards such as the U.S. Securities and Exchange Commission's definitions under Rule 4-10(a) of Regulation S-X or the Society of Petroleum Engineers/World Petroleum Council/American Association of Petroleum Geologists/Society of Petroleum Evaluation Engineers Petroleum Resources Management System.

Employment and Labor, page 94

15. Please present employment data by economic sector.

Balance of Payments, page 117

16. The charts on pages 117 and 118 indicate that the figures include estimates for informal imports and exports. Please explain here or elsewhere how informal imports and exports are calculated and discuss possible inaccuracies.

Foreign Private Capital, page 119

17. Please explain which businesses are prohibited as indicated in this section if there are others that you have not described.

Federal Government Revenues, page 126

18. Here or elsewhere, please briefly explain your income tax and business tax structure.

19. Please define "working age" under Non-Oil Revenue on page 127.

20. We note news reports stating that Nigeria is now registering unemployed workers online. Here or elsewhere, please include a description of this program and the benefits it will provide.

Federal Government Expenditures, page 129

21. Please make clear how Nigeria identified ₦2.2 trillion in Government arrears toward third party service contractors. Please include a discussion of the services provided and contractors to whom the debt is owed. Clarify whether Nigeria has reached a settlement that corresponds with the plans to issue notes.

22. Please clarify what the Service Wide Votes line item represents, and discuss any issues related to the use of this account.

Recent Macroeconomic Environment and Policy, page 147

    23. Please explain what M1 is.

External Public Debt, page 167

    24. Please provide a brief description of what is comprised in the Multi-sector/Others in the chart on page 171.

Domestic Debt, page 173

    25. Please clarify or explain the difference between long-term debt as described under Composition and medium-term as indicated in the last chart on the page.

Description of the Bonds, page 206

    26. Please include a discussion of the information to be provided in connection with a change to a reserved matter.

Clearing and Settlement, page 225

    27. Please delete the statement that the Issuer takes no responsibility for the accuracy of the information included in this section.

Taxation, page 228

    28. Please clarify whether the discussions provided under this heading are based on an opinion of counsel. Include any consents and other exhibits, as necessary.

Closing Comment

    We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3258 with any questions.

Sincerely,

/s/ Corey Jennings

Corey Jennings
Special Counsel

cc: Monday Usiade
        The Federal Republic of Nigeria

        E. Whitney Debevoise
        Arnold & Porter Kaye Scholer LLP